ANGI Homeservices Inc.

3601 Walnut Street

Denver, CO 80205

May 20, 2019

Robert Shapiro

Senior Staff Accountant

Division of Corporation Finance

Office of Telecommunications

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: ANGI Homeservices Inc.

Form 10-K for the Fiscal Year Ended December 31, 2018

Filed March 1, 2019

Form 8-K

Filed February 7, 2019

File No. 001-38220

Dear Mr. Shapiro:

This letter includes the response of ANGI Homeservices Inc. (the “Company”) to the comment from the staff of the Division of Corporation Finance (the “Staff”) regarding the filings of the Company referenced above, which were delivered to the Company in a comment letter dated May 7, 2019.  For your convenience, we have included in this letter the text of the Staff’s comment followed by the response of the Company.

Form 8-K Filed February 7, 2019

Q4 2018 Highlights, page 1

1. Your presentation and discussion of certain non-GAAP measures, pro forma revenue, Operating Income Excluding Angie’s List and Handy transaction-related items, and Adjusted EBITDA excluding Angie’s List and Handy transaction related items in relation to their respective corresponding GAAP measures, are not consistent with the guidance in Q&A 102.10 of the CD&I on Non-GAAP Financial Measures (April 4, 2018). Please revise in future filings.

Response: The Company does not expect to include Operating Income Excluding Angie’s List and Handy transaction-related items and Adjusted EBITDA excluding Angie’s List and Handy transaction related items in future filings. To the extent that the Company does include these items in future filings, the additional steps described below for pro forma revenue will be included in future filings and the Company will undertake to ensure that the comparable GAAP measure is presented with equal or greater prominence to these non-GAAP measures.

In response to the Staff’s comment, in future filings the Company will undertake to ensure that GAAP revenue is presented with equal or greater prominence to pro forma revenue.  These undertakings include the following:

•                  pro forma revenue will be included as a formal non-GAAP revenue definition within our “Principles of Financial Reporting,” which is the section within our quarterly earnings release where we describe and define our non-GAAP measures;

•                  adding reconciliations of pro forma revenue to as reported or forecasted GAAP revenue;

•                  to the extent that future earnings releases include a headline that includes revenue, GAAP revenue will precede pro forma revenue in a manner that will provide equal or greater prominence;

•                  pro forma revenue will not be presented using a style of presentation (e.g., bold, larger font) that emphasizes pro forma revenue over GAAP revenue; and

•                  any discussion of pro forma revenue will include a discussion of GAAP revenue in a location with equal or greater prominence.

Please do not hesitate to contact me at 303-963-8864 or jcohen@homeadvisor.com if there are any comments or questions concerning the foregoing.

/s/ Jamie Cohen

Jamie Cohen
Executive Vice President & Chief Financial Officer

cc:	Kathryn Jacobson, Senior Staff Accountant, Securities and Exchange Commission
Brandon Ridenour, Chief Executive Officer, ANGI Homeservices Inc.
Shannon Shaw, Chief Legal Officer, ANGI Homeservices Inc.